[LETTER HEAD OF TPG]

April 14, 2014

Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

This letter confirms that Ronald Cami and David Reintjes are authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Form ID Acknowledgements, on my behalf. This authorization and designation shall be valid until July 1, 2016.

Very truly yours,

/s/ Timothy Dunn
Timothy Dunn